

June 15, 2012

By Facsimile to 312.516.1484

Morrison C. Warren, Esq.
Chapman and Cutler LLP
111 West Monroe Street
Chicago, Illinois 60603

     Re: First Trust Exchange-Traded Fund V (the "Trust")
         File Nos. 811-22709, 333-

Dear Mr. Warren:

  We have reviewed the registration statement on Form N-1A filed May 18, 2012, with the Commission on behalf of the above-referenced registrant. The filing was made for the purpose of registering shares of the First Trust Morningstar Diversified Futures Fund (the "Fund"), a series of the Trust, under the Securities Act of 1933 and the Investment Company Act of 1940 (the 1940 Act). Our comments are set forth below. Please consider a comment made with respect to one section applicable to similar disclosure elsewhere in the registration statement.

Prospectus

1. The Fund's name "First Trust Morningstar Diversified Futures Fund" includes the terms "Diversified" and "Futures". As disclosure on page 6 of the prospectus states that the Fund is "non-diversified" as defined in section 5(b)(1) of the 1940 Act, please delete the term Diversified from the Fund's name. Also, as the term "Futures" in the Fund's name suggests a type of investment, the Fund is subject to Rule 35d-1 under the 1940 Act. Since an investment of 80% of the Fund's net assets plus borrowings for investment purposes in "Futures" would cause the Fund to lose its tax status as a regulated investment company, as described on page 30 of the prospectus, please also revise the Fund's name to delete the term "Futures".

2. On page 1, in *Fees and Expenses of the* Fund, please disclose in a footnote to the fee table that "Other Expenses" are based on estimated amounts for the current fiscal year. *See* Instruction 6(a) to Item 3 of Form N-1A.

3. Also on page 1, in the *Example*, second paragraph, in the reference to "the Fund's net operating expenses", please delete "net" as that word does not appear in the Example language in Item 3.

4. On page 2, in the first paragraph in the section *Principal Investment Strategies*, it states that "the Fund is an actively managed exchange-traded fund" and that "[t]he Fund invests in a diversified portfolio of commodity futures, currency futures and equity futures, commodity-linked derivative instruments, equity-linked derivatives instruments and swap contracts." However, a representation in the notice of application that relates to the exemptive order issued by the Commission that allows the Fund to operate as an actively managed exchange-traded fund states clearly in paragraph 3 that the Fund "will not invest in options contracts, futures contracts or swap agreements." *See*, Investment Company Act Release No. 29983, March 15, 2012. Please explain how the Fund can implement its stated investment strategy in light of this representation.

5. Also in the *Principal Investment Strategy* section, it states that "the Benchmark is a fully collateralized futures index that offers diversified exposure to global markets through highly-liquid, exchange listed futures contracts in commodities, currencies and equities." In contrast, it is stated in the next paragraph that "[t]he Fund invests in a diversified portfolio of commodity futures, currency futures and equity futures, commodity-linked derivative instruments, equity-linked derivatives instruments and swap contracts." It is further noted that some of the Fund's investments do not have an "active trading market" or "may not always be liquid", and that the Fund invests "a substantial portion in fixed income securities". In light of these differences in the Fund's investments from those of the Benchmark, and the fact that the Fund does not invest in the securities of the Benchmark, please explain to us why you believe that the Fund's performance will correspond to the performance of the Morningstar Diversified Futures Index.

6. More generally, please explain why it is appropriate to characterize the Fund as actively managed as opposed to an index fund. In your explanation, please discuss what is meant when the Fund says it intends to "correspond" to the performance of the Morningstar Diversified Futures Index.

7. Furthermore in the *Principal Investment Strategy* section, it states that:

    The Fund will invest up to 50% of its total assets in the First Trust Subsidiary, provided that the Fund's investment in the First Trust Subsidiary generally will not exceed 25% of the Fund's total assets at each quarter-end of the Fund's fiscal year.

    Please explain whether the Fund expects to manage its investments in the Subsidiary such that it exceeds 25% of its total assets or whether it intends to make investments at or below the 25% threshold - which may at certain points exceed this amount as a result of certain factors such as changes in value of the Fund's portfolio holdings. If the former, please add disclosure clarifying this point. If the latter, please explain to us how this activity is consistent with the requirements under the provisions of the Internal Revenue Code.

8. Please address the following issues that are raised by the Fund's use of the First Trust Subsidiary:

      a. Please explain to us whether the Subsidiary will enter into an investment advisory agreement pursuant to the requirements of section 15(a) of the Investment Company Act.

      b. Please confirm to us that the Subsidiary's board of directors will be signatories to the Fund's registration statement.

      c. Please confirm to us that the Subsidiary's financial statements will be audited and filed with a regulatory body such as the Commission.

      d. Please confirm to us that the Subsidiary will meet all of the requirements of the Investment Company Act to the same extent as the Fund. In particular, please confirm that the Subsidiary will comply with section 8 relating to investment policies, sections 10 and 16 relating to the composition of its board of trustees, section 17 relating to affiliated transactions and custody, section 18 relating to capital structure and leverage, and with the requirements related to pricing and accounting.

      e. Please explain to us whether the adviser will be able to increase the advisory fee payable by the Subsidiary without shareholder approval.

      f. Will the Subsidiary's expenses be included in the fee table?

      g. Will the Fund's investment in the Subsidiary be considered a liquid investment?

      h. Please discuss whether the comtemplated transactions between the Subsidiary and the Fund implicate section 17 of the 1940 Act?

      i. Have the Subsidiary and its board of directors agreed to service of process in the United States?

      j. Please provide a representation confirming that the Fund will not sell, encumber, transfer, or otherwise convey the shares of the Subsidiary.

9. On page 4, in the *Principal Risk* section, under "Cash Transaction Risk", it states that "[t]he Fund currently intends to effect most creations and redemptions, in whole or in part, for cash, rather than in-kind . . . ." Please explain how this is consistent with the representations in the notice of application discussed above.

10. On page 5, in the *Principal Risk* section, under "Credit Risk", it states that "[c]redit risk may be heightened for the fund because if it invests in 'high yield' or 'junk' debt . . . ." In the *Principal Strategy* section, it states that "[t]he Fund will invest a substantial portion of its assets in fixed income securities that include U.S. government and agency securities, money market instruments, overnight and fixed-term repurchase agreements, cash and other cash equivalents." There is no reference to high yield debt. If high yield

debt is a principal investment of the Fund, please note this in the *Principal Strategy* section.

11. On page 5, in the *Principal Risk* section, under "Derivatives Investment Risk", please note the various types of derivatives that are principal investments of the Fund. Please disclose the specific risks associated with each of these investments. In particular, include disclosure on risks relating to forwards, swaps and structured notes since each of these instruments is discussed in the *Principal Strategy* section.

12. On page 8, also in the *Principal Risk* section, under "Tax Risk", the registration statement refers to the issuance of private letter rulings by the IRS to allow RICs to invest in derivatives. However, as noted, the Fund does not have a private letter ruling and the IRS is not currently issuing them. Please disclose here the implications for the Fund and its shareholders if, as stated as a possibility, the IRS changes its position with respect to whether RICs may invest in commodity-based derivatives through a controlled foreign corporation, as the Fund proposes to do through the First Trust Subsidiary (these implications are currently disclosed on page 36). Please also disclose any advanced notice that may be provided shareholders in the event that the Fund fails to qualify as a RIC and the Board "determines to reorganize or close the Fund or materially change the Fund's investment objective and strategies".

13. On page 8, in the *Principal Risk* section, please elaborate further on the "Volatility Risk" of the Fund with respect to its investments in Futures and other instruments through the First Trust Subsidiary. This discussion should include the effects of the use of leverage associated with these investments. For example, please include in the discussion, as stated on page 10 of the Statement of Additional Information, that "because of the low margin deposits required, Futures trading involves an extremely high degree of leverage", and "as a result, a relatively small price movement in a Futures Contract may result in immediate and substantial loss to the investor."

14. On page 9, in *Management, Portfolio Managers*, you have identified a team of eight portfolio managers. The instruction to Item 5(b) of Form N-1A states "[i]f more than five persons are jointly and primarily responsible for the day-to-day management of the Fund's portfolio, the Fund need only provide information for the five persons with the most significant responsibility for the day-to-day management of the Fund's portfolio." Please consider whether each of the individuals identified share the most significant responsibility for the day to day management of the Fund's portfolio and, if appropriate, revise the disclosure.

15. On page 11, in *Fund Investments, Derivatives*, please separate out the discussion of fixed income investments under a separate heading so as to include here only a discussion of the Fund's investments in derivatives instruments.

16. On page 16, in *Additional Risks of Investing in the Fund*, in the discussion of "Derivatives Investment Risk", or at an appropriate place within the Prospectus, please disclose whether the Fund intends to segregate liquid assets in an amount equal to the full

notional amount of its future investments in a manner consistent with the Commission's guidance set forth in *Investment Company Act Release 10666* (April 18,1979), as modified by Dreyfus Strategic Investing & Dreyfus Strategic Income (pub. avail. June 22, 1987) and Merrill Lynch Asset Management, L.P. (pub. avail. July 2, 1996). In doing so, please consider the effects of any short sales that may be used to reduce the Fund's exposure to its long positions, and whether the short position will be netted in determining the amount of liquid assets required to be set aside by the Fund.

17. In the second full paragraph on page 17, it is noted that the management team may use derivatives to hedge risk. Please include specific disclosure in the *Principal Strategy* section that derivatives will be used to hedge.

18. In the third full paragraph on page 17, in *Derivatives Investment Risk*, there is reference to a "sub-adviser". However, there is no indication elsewhere that the Fund intends to use a sub-adviser. Please correct this inconsistency.

19. On page 26, in *Management of the Fund*, for ease of reading, please separate out each portfolio manager's experience with a space in-between.

20. On page 28, in *How to Buy and Sell Shares*, in the second paragraph there is a reference to an exemptive order received by the Fund concerning restrictions under Section 12(d)(1) of the 1940 Act. Please identify the exemptive order the Fund is relying on here.

21. On page 32, in *Federal Tax Matters, Distributions*, please clarify that distributions representing a return of capital are not dividends, but rather are a return of the money that a shareholder originally invested. Also, please clarify that, while returns of capital may not be immediately taxable, they reduce basis, which may result in a shareholder having to pay higher taxes in the future when shares are sold, even if the shareholder sells the shares at a loss from the original investment.

Statement of Additional Information

22. On page 4, in *Investment Objective and Policies*, it states that as a fundamental policy, the Fund "may not issue senior securities, except as permitted under the 1940 Act". Please describe at an appropriate place near this discussion, what is permitted under the 1940 Act with respect to a fund's issuance of senior securities.

23. The following disclosure appears on page 5: "With respect to the submission of a change in an investment policy to the holders of outstanding voting securities of the Fund, such matter shall be deemed to have been effectively acted upon with respect to the Fund *if a majority of the outstanding voting securities of the Fund vote for the approval of such matter*, notwithstanding that . . . (2) such matter has not been approved by the vote of a majority of the outstanding voting securities." The italicized language appears inconsistent with the language that follows in (2). Please explain this apparent inconsistency.

24. On page 23, in *Management of the Fund,* in the heading for column five of the table, following "Other Directorships Held", please add "During the Last Five Years."

25. On page 30, in *Board Diversification and Trustee Qualifications*, the discussion of the experiences, qualifications and attributes of each Trustee that led to the conclusion that the person should serve as a Trustee for the Fund should be made "in light of the Fund's business and structure" in accordance with Item 17.b.10 of Form N-1A. Please revise the discussion as appropriate.

26. In the first column to the compensation table on page 32, please replace the reference to "Trust" with "Fund," and modify the corresponding footnote accordingly. *See* Item 17.(c) of Form N-1A.

27. Please revise the dates used on page 33 to reflect a more recent date.

28. There is a discussion on page 49 that states that the Fund can, in certain cases, postpone the payment of redemption proceeds for more than seven days after the tender of a security for redemption. Please explain why the Fund is so permitted in light of the requirements of section 22(e) of the 1940 Act.

*   *   *   *   *   *   *   *

Please respond to our comments above in an amendment to the registration statement. Where no change will be made in the amended registration in response to a comment, please note that response in a cover letter or separate correspondence that accompanies the filing and briefly state the basis for your position.

Notwithstanding our comments, at the time the Fund requests acceleration of the effective date of the registration statement, it should furnish a letter acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We should also advise you that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing, including information provided in response to our comments.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. If all comments on the registration statement have been resolved, we will act on the request and grant acceleration of the effective date, pursuant to delegated authority.

Please call me at (202) 551-6779 with any questions or concerns regarding these matters you would like to discuss.

Sincerely,

Karen Rossotto
Senior Counsel